September 11, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Thomas Jones
Erin Purnell

Re:	Sandbridge Acquisition Corporation
Registration Statement on Form S-1
File No. 333-248320

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Sandbridge Acquisition Corporation that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on September 14, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, 913 copies of the preliminary prospectus dated September 1, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC. UBS SECURITIES LLC as representatives of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Pavan Bellur
Name:	Pavan Bellur
Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name:	Thomas Schadewald
Title:	Director

By:	/s/ Robert C. Gerbo
Name:	Robert C. Gerbo
Title:	Associate Director